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                                                                  EXHIBIT (a)(8)


                                November 4, 2002

[Name]
[Address]


Dear ___________________,


      As you know, Paravant Inc. (the "Company") has entered into an Agreement and Plan of Merger, dated as of October 23, 2002 (the "Merger Agreement"), by and among the Company, DRS Technologies, Inc., a Delaware corporation ("DRS"), and Prince Merger Corporation, a Florida corporation and a wholly owned subsidiary of DRS ("Purchaser"), pursuant to which Purchaser has made an offer to purchase (the "Offer"), all of the outstanding shares of the Company's common stock, par value $0.015 per share (the "Common Stock"), for $4.75 per share. After the expiration of the Offer, subject to the satisfaction or waiver of certain conditions, Purchaser will be merged into the Company and all the then-outstanding shares of Common Stock will automatically be converted into the right to receive $4.75 per share in cash. After the merger, the Company will become a wholly owned subsidiary of DRS.

      In accordance with the Merger Agreement, on the date that the merger becomes effective, all warrants to purchase shares of the Company's Common Stock that are held by you as of such date will be cancelled. In exchange for such cancellation, you will be entitled to receive following receipt by the Company of an executed copy of this letter, with respect to each cancelled warrant, a cash payment (less withholding taxes, if applicable) equal to the product of:

      - the excess, if any, of $4.75 over the per share exercise price of each of your warrants; multiplied by

      -     the number of shares subject to such warrant.

      According to our records, you are the holder of the number of warrants set forth below. Assuming that these warrants have not been exercised and otherwise remain outstanding immediately prior to the date that the merger becomes effective, the warrants will be cancelled as described above. In consideration of such cancellation you will receive the amounts set forth below (less withholding taxes, if applicable).
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
                       Number of                             Net Cash Payment
Date of Grant          Warrants          Exercise Price         per Share


      Please acknowledge the receipt of this letter and the foregoing cancellation by signing it in the space provided below and returning it in the enclosed envelope, by no later than November 20, 2002. NO CASH PAYMENT WILL BE MADE UNTIL WE HAVE RECEIVED THIS SIGNED ACKNOWLEDGMENT. Your signature will constitute consent to the cancellation of the warrants on the terms described above and your representation that the warrants set forth above are the only outstanding and unexercised warrants that have been awarded to you. This letter is intended to constitute any required notice under the terms of your warrant.

      If you have any questions, please do not hesitate to call me at 973-631-6190.

                                       Sincerely,



                                       John C. Zisko
                                       Chief Financial Officer


Acknowledged and Consented to:


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Name

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Signature